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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                                In respect of its
  U.S. Dollar 20,000,000 Callable Fixed Rate/Variable Interest Rate Range Notes
                                    of 2003,
                                due May 14, 2018


                    Filed pursuant to Rule 3 of Regulation BW


                               Dated: May 12, 2003

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     The following information regarding the U.S. Dollar 20,000,000 Callable
Fixed Rate/Variable Interest Rate Range Notes of 2003, due May 14, 2018 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement") , attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 20,000,000 Callable Fixed Rate/Variable Interest Rate Range Notes of 2003, due May 14, 2018.

          (b) The interest rate will be a fixed rate of 7.00 percent for the period from May 14, 2003 to May 14, 2004 and 7.00 percent thereafter, accruing on each day that a 6-month USD LIBOR is within the accrual range from zero to
7.00 percent. The interest payment dates will be each May 14, commencing on May 14, 2003 and ending on May 14, 2018.

          (c) Maturing May 14, 2018. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Notes are callable by the Bank at par on each May 14, commencing on May 14, 2004 and ending on May 14, 2017, with 10 London and New York business days notice.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

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          As of May 8, 2003, the Bank entered into a Terms Agreement with Morgan
Stanley & Co. International as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 20,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about May 14, 2003.

          The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     Item 3. DISTRIBUTION SPREAD

                Price to            Selling Discounts     Proceeds to the
                 Public              and Commissions          Bank(1)
                --------            -----------------     ---------------
           Per Unit: 100.00%              N/A                 100.00%
         Total: USD 20,000,000            N/A              USD 20,000,000

     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

          A.   Pricing Supplement dated May 8, 2003

          B.   Terms Agreement dated May 8, 2003

----------
(1)  Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A

PRICING SUPPLEMENT

[WORLD BANK LOGO]

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT

                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2570

                                  US$20,000,000
            CALLABLE FIXED RATE / VARIABLE INTEREST RATE RANGE NOTES
                                DUE MAY 14, 2018


                                 MORGAN STANLEY


                THE DATE OF THIS PRICING SUPPLEMENT IS 8 MAY 2003

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This document ("PRICING SUPPLEMENT") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1    No.:                                       2570

2    Aggregate Principal Amount:                US$20,000,000

3    Issue Price:                               100.00 per cent. of the
                                                Aggregate Principal Amount

4    Issue Date:                                May 14, 2003

5    Form of Notes (Condition 1(a)):            Registered Notes only

6    Authorized Denominations                   US$1,000
     (Condition 1(b)):

7    Specified Currency (Condition 1(d)):       United States dollars ("US$")

8    Maturity Date (Conditions 1(a) and 6(a)):  May 14, 2018

9    Interest Basis (Condition 5):              From and  including  May 14,
                                                2003 to but excluding May 14,
                                                2004:

                                                Fixed Interest Rate (Condition
                                                5(I))

                                                From and including May 14, 2004
                                                to but excluding May 14, 2018:

                                                Variable Interest Rate
                                                (Condition 5(II))

10   Fixed Interest Rate (Condition 5(I)):

     (a)  Interest Rate:                        7.00 per cent. per annum

     (b)  Fixed Rate Interest Payment Date(s):  May 14, 2004

     (c)  Fixed Rate Day Count Fraction:        Actual/365 (Fixed)

11   Basis of Calculation of Variable Interest
     Rate and Interest Payment Dates and
     default interest where Condition
     5(II)(b)(i) to (vii), 5(II)(c), 5(II)(d)
     and 5(II)(e) do not apply (Condition
     5(II)(b)):

     (a)  Calculation of Interest Amounts:      The Interest Amount per
                                                Authorized Denomination shall be
                                                determined by the Calculation
                                                Agent in accordance with the


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                                                following formula:

                                                7.00% X N/365 X AUTHORIZED
                                                DENOMINATION

                                                Where:

                                                "N" is the total number of days
                                                in respect of each relevant
                                                Interest Period on which the
                                                Reference Rate is within the
                                                Accrual Range, as determined by
                                                the Calculation Agent.

                                                "REFERENCE RATE" for any day in
                                                the Interest Period means 6
                                                month US$ LIBOR, being the rate
                                                for deposits in US$ for a period
                                                of six months which appears on
                                                the Moneyline/Telerate Page 3750
                                                (or such other page that may
                                                replace that page on that
                                                service or a successor service)
                                                at 11.00 a.m. London time on the
                                                fifth Relevant Business Day
                                                prior to such day.

                                                If such rate does not appear at
                                                the time and day designated
                                                above in respect of any day in
                                                the Interest Period, the
                                                Calculation Agent shall
                                                determine the Relevant Rate by
                                                requesting the principal London
                                                office of each of four major
                                                banks in the London interbank
                                                market (the "REFERENCE BANKS")
                                                to provide a quotation for the
                                                rate at which deposits in US$
                                                dollars were offered to prime
                                                banks in the London interbank
                                                market for a period of 6 months
                                                at approximately 11:00 a.m.
                                                London time on the fifth
                                                Relevant Business Day prior to
                                                such day. If at least two such
                                                quotations are provided, the
                                                Relevant Rate will be the
                                                arithmetic mean of the
                                                quotations.

                                                If only one such quotation is
                                                provided, the Calculation Agent
                                                may determine that such
                                                quotation shall be the Relevant
                                                Rate. If no such quotations are
                                                provided, and the Calculation
                                                Agent determines in its sole
                                                discretion that no suitable
                                                replacement Reference Banks who
                                                are prepared to quote are
                                                available, the Calculation Agent
                                                shall be entitled to calculate
                                                the Relevant Rate in its sole
                                                discretion, acting in good faith
                                                and in a commercially reasonable
                                                manner.

                                                "ACCRUAL RANGE" means:

                                                for each Interest Period within
                                                the period from and including
                                                May 14, 2004 to but excluding


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                                                the Maturity Date, equal to or
                                                greater than zero per cent. but
                                                less than or equal to 7.00 per
                                                cent.;

                                                ROUNDING

                                                In applying the formula
                                                described above in respect of
                                                the Interest Amount, the
                                                Calculation Agent shall round
                                                the result of: 7.00% X N/365

                                                to the nearest one-hundred
                                                thousandth of one per cent.
                                                prior to multiplying that result
                                                by the Authorized Denomination.

     (b)  Interest Payment Dates:               May 14 of each year commencing
                                                on May 14, 2005 and ending on
                                                the Maturity Date

     (c)  Calculation Agent:                    Citibank, N.A.

12   Relevant Financial Centre:                 New York

13   Relevant Business Day:                     New York and London

14   Issuer's Optional Redemption               Yes
     (Condition 6(e)):

     (a)  Notice Period:                        Not less than 10 Relevant
                                                Business Days

     (b)  Amount:                               All and not less than all

     (c)  Date(s):                              The Fixed Rate Interest Payment
                                                Date on May 14, 2004 and each
                                                Interest Payment Date commencing
                                                on May 14, 2005 and ending on
                                                May 14, 2017

     (d)  Early Redemption Amount:              Principal amount of the Notes to
                                                be redeemed

     (e)  Notices:                              As long as the Notes are
                                                represented by a DTC Global Note
                                                and the DTC Global Note is being
                                                held on behalf of a clearing
                                                system, notwithstanding
                                                Condition 13, notices to
                                                Noteholders may be given by
                                                delivery of the relevant notice
                                                to that clearing system for
                                                communication by it to entitled
                                                accountholders, provided that so
                                                long as the Notes are listed on
                                                the Luxembourg Stock Exchange,
                                                and the rules of the exchange so
                                                require, notice shall be
                                                published in a leading daily
                                                newspaper in either the French
                                                or German language and of
                                                general circulation


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                                                in Luxembourg

                                                Any notice delivered to a
                                                clearing system in accordance
                                                with the preceding sentence
                                                shall be deemed to have been
                                                given to the Noteholders on the
                                                day on which such notice is
                                                delivered to the clearing system

15   Redemption at the option of the            No
     Noteholders (Condition 6(f)):

16   Long Maturity Note (Condition 7(f)):       No

17   Talons for Future Coupons to be            No
     attached to Definitive Bearer Notes
     (Condition 7(h)):

18   Early  Redemption  Amount (including       Principal amount of the  Notes
     accrued interest, if applicable)           to be redeemed plus accrued
     (Condition 9):                             interest thereon

19   Governing Law of the Notes:                English

OTHER RELEVANT TERMS

1    Listing (if yes, specify Stock Exchange    Luxembourg Stock Exchange
     Exchange):

2    Details of Clearance System approved by    DTC, Clearstream Banking,
     the Bank and the Global Agent and          societe anonyme and Euroclear
     Clearance and Settlement Procedures:       Bank S.A./N.V., as operator of
                                                the Euroclear System. Payment
                                                for the Notes will be on a
                                                delivery versus payment basis

3    Syndicated:                                No

4    Commissions and Concessions:               None

5    Codes:

     (a)  CUSIP                                 45905UCR3

     (b)  ISIN                                  US45905UCR32

     (c)  Common Code                           016729655

6    Identity of Dealer(s)/Manager(s):          Morgan Stanley & Co.
                                                International Limited

7    Provisions for Registered Notes:

     (a)  Individual Definitive Registered      No. Interests in the DTC Global
          Notes Available on Issue Date:        Note will be exchangeable for
                                                Definitive Registered Notes only
                                                in the limited circumstances
                                                described in the Prospectus

     (b)  DTC Global Note(s):                   Yes; one


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     (c)  Other Registered Global Notes:        No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 17, 2002.

The following additional selling restrictions shall apply to the issue:

United Kingdom:                                 Each Dealer is required to
                                                comply with all applicable
                                                provisions of the Financial
                                                Services and Markets Act 2000
                                                with respect to anything done by
                                                it in relation to the Notes in,
                                                from or otherwise involving the
                                                United Kingdom

                                                INTERNATIONAL BANK FOR
                                                RECONSTRUCTION AND
                                                DEVELOPMENT

                                                By:

                                                Authorized Officer


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                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433


                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA

                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA

                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg

                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ


A03042290/1.0/07 May 2003

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                                                                       EXHIBIT B

                            TERMS AGREEMENT NO. 2570
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY


May 8, 2003

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C. 20433


The undersigned agrees to purchase from you (the "BANK") the Bank's US$20,000,000 Callable Fixed Rate / Variable Interest Rate Range Notes due May 14, 2018 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on May 14, 2003 (the "SETTLEMENT DATE") at an aggregate purchase price of US$20,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1 The Bank agrees that it will issue the Notes and Morgan Stanley & Co. International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).


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2    The purchase price specified above will be paid on the Settlement Date by
     Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6    For purposes hereof, the notice details of the undersigned are as follows:

     Morgan Stanley & Co. International Limited
     25 Cabot Square
     Canary Wharf
     London E14 4QA

     Attention: Head of Transaction Management Group - Debt Capital Markets

     Telephone:    +44 (0)20 7677 7799
     Telex:        8812564 MORSTN G
     Fax:          +44 (0)20 7677 7999

7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by, and construed in accordance with, the laws of England.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


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MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:


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